1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PROVISION OF FINANCIAL GUARANTEE TO CONTROLLED SUBSIDIARY

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. The guarantee

•	Name of the guaranteed party:

Yancoal Australia Limited (“Yancoal Australia”), the controlled subsidiary of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”),.

•	Amount of the guarantee and balance of guarantees which were actually provided

1. Amount of the guarantee: The Company proposed to provide shareholder’s guarantee of credit facility of AUD187 million to Yancoal Australia.

2. Balance of guarantees which were actual provided: As approved at the shareholders’ meeting of the Company, the Company provided guarantee to the USD loan in relation to the acquisition of 100% equity of Felix Resources Limited by Yancoal Australia in 2009. As at the date of the announcement, the aforesaid loan balance is USD2.84 billion, in which Yanzhou Coal provided USD1,925 million guarantee and RMB 2,840 million guarantee.

•	Provision of counter-guarantees: Nil

•	Aggregated amount of overdue external guarantees of the Company: The Company does not have overdue external guarantee.

•	The guarantee has to be proposed at the shareholders’ meeting of the Company for approval.

In order to meet the capital expenditure requirements of Yancoal Australia’s key construction projects , and to ensure sufficient cash balance of Yancoal Australia, Yancoal Australia proposes to apply for a letter of guarantee of AUD187 million and credit facilities from Industrial and Commercial Bank of China (Sydney Branch). Yanzhou Coal is required to provide shareholders’ guarantee in the credit amount of AUD187 million in respect of the aforesaid financing arrangement.

At the second meeting of the sixth session of the board of directors of the Company (the “Board”) held on 22 August 2014, upon the unanimous approval of all directors of the Company, “the resolution in relation to the provision of financial guarantee to Yancoal Australia Limited” was considered and approved. It will be submitted to the first extraordinary general meeting of 2014 for consideration and approval.

The following matters relating to the guarantee were proposed by the Board to be approved at the shareholders’ meeting:

1. To approve the provision of guarantee in the credit amount of AUD187 million to Yancoal Australia by the Company.

2. To approve and authorize the Chairman of the Company, in accordance with the relevant laws and regulations and the opinions and suggestions of the regulatory authorities as well as in the best interest of the Company, to deal with all matters in respect of the above-mentioned financial guarantee, which include but are not limited to the following matters:

(1) determining the exact terms and conditions of the guarantee agreement(s), including, but not limited to, the amount, terms, scope and method of the guarantee; and executing the guarantee agreement(s) and other relevant legal documents;

(2) dealing with the filing and reporting of documents and information in respect of the guarantee and other relevant matters.

3. The authorization shall be valid since it is approved by the shareholders at the general meeting of the Company until 31 December 2014. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any offers, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

II. Basic information of the guaranteed party

For the basic information of the guaranteed party, please refer to “Appendix - Basic information of the guaranteed party, Yancoal Australia Limited”.

III. Contents of the guarantee agreement and guaranteed party

At present, the Company has not yet signed any guarantee agreement. The Company will perform the guarantee matters based on the arrangements of the financing activities and the actual situations of the Company, and strictly perform the guarantee matters during the term of the guarantee in accordance with the authorization by the shareholders at the shareholders’ meeting of the Company.

IV. Opinion of the Board

All members of the Board (including the independent directors) are of the view that the provision of financial guarantee to Yancoal Australia, can meet the capital expenditure requirements of Yancoal Australia’s key construction projects, and ensure sufficient cash balance of Yancoal Australia, which fulfils the operational development requirements of the Company and its subsidiary. The guaranteed party is a subsidiary controlled by the Company, in which Yanzhou Coal holds 78% of the shareholding, therefore, the risk arising from the guarantee can effectively be controlled and prevented, and this matter will not be detrimental to the interests of the Company and its shareholders.

V. Number of cumulative external guarantees and outstanding guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries) was RMB36.683 billion in aggregate, representing 89.1% of the audited net assets in 2013 in accordance with the Chinese accounting standard.

The Company does not have any overdue guarantee matter.

By order of the Board
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 August 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr.Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix - Basic information of the guaranteed party, Yancoal Australia Limited

Unit: RMB100 million

No.	Name of the Company	Place of incorporation	Registered capital	Shareholding held by the Company	Business scope	As at 31 December 2013						2013
						Total assets	Total liabilities	Net assets	Debt- to- assets ratio	Current liabilities	Bank loans	Revenue	Net profit
	Yancoal Australia Limited	Sydney, Australia	40	78%	Coal exploration, development and sale	415	362	53	87.2%	38	173	90	-50
						As at 30 June 2014						For the first half of 2014
						Total assets	Total liabilities	Net assets	Debt- to- assets ratio	Current liabilities	Bank loans	Revenue	Net profit
						423	358	57	86.5%	19	176	37	-11

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC